WALLER HELMS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash	$	28,200
Prepaid expenses		3,662
Total Assets	$	31,862

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable - related party	$	6,712
Accrued expenses		10,450
Total Liabilities		17,162
MEMBER'S EQUITY		14,700
Total Liabilities and Member's Equity	$	31,862

The accompanying notes are an integral part of this statement.